EXHIBIT 99.1

System and Method for Charge/Discharge Switch Control Circuits for Batteries Patent Granted to O2Micro

GEORGE TOWN, Grand Cayman, Aug. 28, 2020 (GLOBE NEWSWIRE) -- O2Micro® International Limited (NASDAQ Global Select Market: OIIM), a global leader in the design, development and marketing of high-performance integrated circuits and solutions, today announced the grant of a patent for a system and method for charge/discharge switch control circuits for batteries.

O2Micro was issued 17 claims under US patent US 10,574,068 B2 on Feb 25, 2020 for the invention of charge/discharge switch control circuits for batteries.

A charge/discharge switch control circuit for a battery pack includes a set of driving terminals and detection circuitry coupled to the driving terminals. The driving terminals provide driving signals to control a status of a switch circuit to enable charging or discharging of the battery pack. The detection circuitry receives voltages at multiple terminals of the switch circuit and detects a status of an interface of the battery pack according to the status of the switch circuit and a difference between the voltages. The interface can receive power to charge the battery pack and provide power from the battery pack to a load.

Dr. Guoxing Li, VP of Advanced Technology, O2Micro, commented, "This invention helps simplify the battery pack design with embedded high side NFET drivers and various protections to enhance system application safety.”

About O2Micro:

Founded in April 1995, O2Micro develops and markets innovative power management components for the Computer, Consumer, Industrial and Automotive markets. Products include Backlighting and Battery Management.

O2Micro, the O2Micro logo, and combinations thereof are registered trademarks of O2Micro. All other trademarks or registered trademarks are the property of their respective owners.

Statements made in this release that are not historical, including statements regarding O2Micro's or management's intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro's products due to adverse economic conditions in general or specifically affecting O2Micro's markets, technical difficulties and delays in the developments process, and errors in the products. You are also referred to the Form F-1 in connection with the company's initial public offering in August 2000, Form F-3 in connection with the company's public offering in November 2001, and the annual reports on Form 20-F, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. The company assumes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

O2Micro
Daniel Meyberg
Investor Relations
ir@o2micro.com